UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 3	INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES	OMB APPROVAL OMB Number: 3235 0104 Expires: October 31, 2001 Estimated average burden hours per response..0.5
Filed pursuant to section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*	2. Date of Event Requiring Statement (Month/Day/Year)	4. Issuer Name and Tickler or Trading Symbol
Monahan, Kevin	2-18-2001	Xelos, Inc
(Last) (First) (Middle)		(no symbol)
3858 Coral Tree Circle #308	3. I.R.S Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable)	6. If Amendment, Date of Original (Month/Day/Year)
Street
Coconut Creek, FL 33073		_X_ Director _X_ 10% Owner _X_ Officer (Give title below __ Other (specify below)	7. Individual or Joint/Group Filing (Check Applicable Line)
City State Zip			_X__ Form filed by one reporting person ___ Form filed by more than one reporting person
Table I Non Derivative Securities Beneficially Owned

Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	1,000,000	D

Table II Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (month/Day/year)	3. Title and amount of Securities Underlying Derivative Security (instr. 4)	4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)

Date Excercisable	Expiration Date	Title	Amount or number of shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly
Explanation of Responses:

/s/ Kevin Monahan	2-12-2001
_________________________________ ** Signature of Reporting Person	_________________________________ Date

* If the form is filed by more than one reporting person, see instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See instruction 6 for procedure.